SEKISUI HOUSE

# SEKISUI HOUSE, LTD.

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN



Exemption No. 82-5129



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer**
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

SUPPL

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)



dlw 11/30

SEKISUI HOUSE

News Release

# Sekisui House acquired Japan Power Fastening shares

**Osaka, November 21, 2007 –** Sekisui House, Ltd. is pleased to announce the following acquisition of additional shares in Japan Power Fastening Co., Ltd. (JPF, Head Office: Osaka, President & CEO: Yuji Dohi, Stock Code: 5950)

1. Date and method of acquisition: November 21, 2007, acquired on the Osaka Securities Exchange (J-NET)

2. Number of shares acquired: 1,951,000 shares

3. Total Number of shares held by the company after this acquisition:
   3,877,200 shares (20.75% of JPF's total outstanding shares)

4. Purpose
   Sekisui House has a long-term business relationship with JPF in fastener for construction etc. Through this acquisition of additional shares, Sekisui House becomes a stalwart JPF shareholder, which will strengthen the association between the two companies.

*** *** ***

**For further information, please contact:**
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

**SEKISUI HOUSE, LTD.**
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House, Ltd.
(Registrant)

November 21, 2007

By: Koji Nakata
Koji Nakata
Chief Manager of Legal Department

END